

Shawn Wehan · 3rd

Givsum CEO, Philanthropist, Executive Coach

Orange County, California, United States · Contact info

 Givsum

 Jesuit School of Theology of Santa Clara University

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Experience

 **Co-Founder, President and CEO**
Givsum · Full-time
Jan 2013 - Present · 9 yrs 3 mos
Costa Mesa, California, United States

Founded in February of 2013 and based in Aliso Viejo, California, Givsum is an online charitable platform for individuals, charities and businesses to perform their charitable purposes and multiply their capacity to do good. Givsum gives individuals the ability to track and promote their charitable interests, provides charities with an

 **Executive Coach**
Emergent Success Inc.
Jan 2016 - May 2020 · 4 yrs 5 mos
Orange County, California Area

Emergent Success offers collaborative leadership consulting services that are customized for each client based on their assessed needs and desired outcomes.

 **Co-Founder and Executive Director**
Future Leaders of Our Community
Jan 2009 - Dec 2017 · 9 yrs
Laguna Beach, CA

Found FLOC in January 2009 and grew membership from 0 to more than 500 in ten months.



Coordinator of Adult Faith Formation
Corpus Christi Catholic-Christian Faith Community
Mar 2007 - Apr 2013 · 6 yrs 2 mos

Conduct presentations, coordinate volunteers and implement programs for the education of adults interested in becoming Roman Catholic.

Community Organizer
Orange County Congregation Community Organization
Sep 2007 - Jan 2009 · 1 yr 5 mos

Reported directly to the Executive Director.

Education

 **Jesuit School of Theology of Santa Clara University**
Master of Divinity, Theology/Theological Studies
2003 - 2006

The Master of Divinity is a three-year academic and professional degree that meets the needs for both academic training and pastoral experience of those preparing for pastoral ministry in the Roman Catholic Church in the U.S. To accomplish this purpose, the Jesuit School of Theology provides courses of instruction in theology and

 **Seattle University**
BA, Communications
1995 - 1997

Activities and societies: Radio broadcasting, campus ministry and sailing team.

 **Regis University**
Bachelor of Arts (B.A.), Communications
1993 - 1995

Activities and societies: Radio broadcasting and soccer.